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Exhibit 12.1

GENCORP
RATIO OF EARNINGS TO FIXED CHARGES

	Year ended November 30,
							Three Months Ended February 28,2005
	2000	2001	2002	2003	2004
Income from continuing operations before income taxes	77	250	19	11	(57)		(28)
Earnings of non-consolidated subsidiaries	—	—	—	—	—		—
Minority Interest	—	—	—	—	—		—
Fixed charges	16	29	13	27	—	*	—	*

Earnings available for fixed charges	93	279	32	38	(57)		(28)
Fixed Charges
Amortization of debt issuance costs	—	3	4	5	—		—
Interest Expense	16	26	9	22	—		—
Portion of Rent Expense Representing Interest	—	—	—	—	—		—

Total Fixed Charges	16	29	13	27	—		—

Ratio of Earnings to Fixed Charges	5.8	9.6	2.5	1.4	—	*	—	*

*
For fiscal 2004 and the three months ended February 28, 2005, our earnings were insufficient to cover fixed charges by approximately $57 million and $28 million, respectively.

        A pro forma ratio of earnings to fixed charges has not been presented as our earnings were insufficient to cover fixed charges for fiscal 2004.

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GENCORP RATIO OF EARNINGS TO FIXED CHARGES